                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 2)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                                ULH CORPORATION
                                ---------------
                               (Name of Issuer)

                     CLASS A COMMON STOCK, PAR VALUE $.01
                     ------------------------------------
                        (Title of Class of Securities)
                                    90277W
                                    ------
                                (CUSIP Number)

                             LEONARD CHAZEN, ESQ.
                              Covington & Burling
                          1330 Avenue of the Americas
                             New York, N.Y. 10019
                                (212) 841-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 22, 2001
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)
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-----------------                                            -------------------
 CUSIP No 90277W                                              Page 2 of 9 Pages
-----------------                                            -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON  (ENTITIES ONLY)

      Edgard Zwirn
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Belgium
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          605,516
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          605,516
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      605,516
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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-----------------                                            -------------------
 CUSIP No 90277W                                              Page 3 of 9 Pages
-----------------                                            -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Alessandra van Gemerden
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          589,728
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          589,728
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      589,728
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------                                            -------------------
 CUSIP No 90277W                                              Page 4 of 9 Pages
-----------------                                            -------------------


     This Amendment No. 2 to Schedule 13D is filed on March 23, 2001 with the U.S. Securities and Exchange Commission (the "SEC") by Edgard Zwirn and Alessandra van Gemerden ("Filing Parties").

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds used to effect the transactions described in this amendment was working capital.

Item 4.  Purpose of Transaction.

     The acquisition of 28,500 of the shares of Common Stock reported in this Amendment was made in two brokerage transactions. The purchase price for the shares in those transactions was $3.375 per share for 18,000 shares and $4.00 per share for 10,500 shares, respectively.


Item 5.  Interest in Securities of the Issuer.

          As of the filing date of this amendment, the aggregate number and percentage of Outstanding Common Stock of the Company beneficially owned by each of the Filing Parties is as follows:


     Name                       Common Stock           Percentage of Total
                                Beneficially Owned     Common Stock Outstanding

     Edgard Zwirn               605,516                29.2%

     Alessandra van Gemerden    589,728                28.5%


          With respect to the 605,516 shares of the Company's Common Stock held by Edgard Zwirn reported in this Statement, Mr. Zwirn has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock. With respect to the 589,728 shares of the Company's Common Stock held by Alessandra van Gemerden reported in this Statement, Ms. Gemerden has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock.

          Eleonora Gherardi and Marguerite Weisz-Zwirn each has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock reported in this Statement representing more than 5% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Marguerite Weisz-Zwirn has granted Edgard Zwirn a proxy to vote, and exclusive authority to dispose of, a total of 605,516 shares of the Common Stock owned by her, including the

-----------------                                            -------------------
 CUSIP No 90277W                                              Page 5 of 9 Pages
-----------------                                            -------------------

14,250 shares whose acquisition is reported in this Amendment.

          Eleonora Gherardi has granted Alessandra van Gemerden a proxy to vote, and exclusive authority to dispose of, a total of 589,728 shares of the Common Stock owned by her, including the 14,250 shares whose acquisition is reported in this Amendment.

Item 7.  Material to be filed as Exhibits.

          1. Amendment to Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn Agreement, dated March 22, 2001.

          2. Amendment to Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi Agreement, dated March 22, 2001.

-----------------                                            -------------------
 CUSIP No 90277W                                              Page 6 of 9 Pages
-----------------                                            -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001




                                               /S/ EDGARD ZWIRN
                                       -------------------------------
                                               EDGARD ZWIRN


                                         /S/ ALESSANDRA VAN GEMERDEN
                                       -------------------------------
                                         ALESSANDRA VAN GEMERDEN

-----------------                                            -------------------
 CUSIP No 90277W                                              Page 7 of 9 Pages
-----------------                                            -------------------


                                 Exhibit Index

          1. Amendment to Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn Agreement, dated March 22, 2001.

          2. Amendment to Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi Agreement, dated March 22, 2001.